RLJ LODGING TRUST
3 Bethesda Metro Center, Suite 1000
Bethesda, MD 20814

September 23, 2016

BY EDGAR AND OVERNIGHT MAIL

Ms. Shannon Sobotka
Division of Corporation Finance
United States Securities and Exchange Commission
100 F Street, NE
Washington, D.C. 20549

Re:	RLJ Lodging Trust
Form 10-K for the year ended December 31, 2015
Filed February 26, 2016
Form 8-K filed August 3, 2016
File No. 001-35169
Dear Ms. Sobotka:
This letter is submitted by RLJ Lodging Trust (the “Company”) in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated September 19, 2016 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 10-K for the year ended December 31, 2015 filed with the Commission on February 26, 2016 (the “Form 10-K”) and the Company’s Current Report on Form 8-K filed with the Commission on August 3, 2016 (the “Form 8-K”).
For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment. Defined terms used herein but not otherwise defined herein have the meanings given to them in the Form 8-K.
Form 8-K filed August 3, 2016

Item 2.02 Results of Operations and Financial Condition

1.
We note that your earnings release appears to focus on key non-GAAP financial measures and not GAAP financial measures. Please tell us how you considered the updated Compliance and Disclosure Interpretations issued on May 17, 2016, specifically Question 102.10, when you prepared your release.

Response to Comment No. 1

Prior to preparing the earnings release for the quarter ended June 30, 2016, the Company reviewed the Staff’s guidance in the Compliance and Disclosure Interpretations on Non-GAAP Financial Measures issued on May 17, 2016, including Question 102.10. As a result of this review, the Company revised the presentation of GAAP and non-GAAP measures in its earnings release to ensure that the most directly comparable GAAP measure was presented with greater prominence than the non-GAAP measure throughout the earnings release.

In each of the headline and highlights portions of the earnings release for the quarter ended June 30, 2016, net income, the most directly comparable GAAP measure to the non-GAAP measures presented, was presented prior to the presentation of the non-GAAP measures. In addition, in the financial and operating results section of the earnings release, a discussion of net income for the three and six months ended June 30, 2016 preceded the discussion of any non-GAAP measures for the same periods. Finally, the earnings release included reconciliations of the non-GAAP measures to the most directly comparable GAAP measures, which such reconciliations followed the presentation of the Company’s GAAP statements of operations.

The Company respectfully advises the Staff that it does not believe the presentation of non-GAAP measures in its earnings release attaches undue prominence to the non-GAAP information as all instances of non-GAAP measures presented in the earnings release were preceded by presentation of the most directly comparable GAAP measure.

2.
We note your adjustments related to sold properties and prior ownership as part of your presentation of Pro Forma Consolidated Hotel EBITDA, Pro Forma EBITDA and Pro Forma Hotel Revenue. In future earnings releases please disclose the hotels included in these adjustments for the periods presented.

Response to Comment No. 2
In future earnings releases, we will disclose the hotels included in the adjustments for sold properties and prior ownership.

The Company acknowledges that:

•	the Company is responsible for the adequacy and accuracy of the disclosure in the filings;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

If you have any questions concerning this letter or if you would like any additional information, please do not hesitate to call me at (301) 280-7774.

Sincerely,
RLJ Lodging Trust

By:	/s/ Leslie D. Hale
Name:	Leslie D. Hale
Title:	Chief Financial Officer

cc:	Ross H. Bierkan
Frederick D. McKalip
RLJ Lodging Trust
David W. Bonser, Esq.
Hogan Lovells US LLP
Tori H. Lambert
PricewaterhouseCoopers LLP